WILMERHALE
July 2, 2008	Corey C. DuFresne
By EDGAR Submission	+1 617 526-6039 (t) +1 617 526 5000 (f) corey.dufresne@wilmerhale.com

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	OneBeacon Insurance Group, Ltd. OneBeacon U.S. Holdings, Inc. OneBeacon U.S. Holdings Trust I OneBeacon U.S. Holdings Trust II OneBeacon U.S. Holdings Trust III Registration Statement on Form S-3

Ladies and Gentlemen:

        Submitted herewith for filing on behalf of OneBeacon Insurance Group, Ltd., OneBeacon U.S. Holdings, Inc., OneBeacon U.S. Holdings Trust I, OneBeacon U.S. Holdings Trust II and OneBeacon U.S. Holdings Trust III (collectively, the "Registrants") is a Registration Statement on Form S-3 for the purpose of registering with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), (i) securities of the Registrants which may be issued from time to time on a delayed or continuous basis pursuant to Rule 415 under the Securities Act at an aggregate initial offering price not to exceed $1,000,000,000 and (ii) 71,754,738 shares of Class A Common Shares of OneBeacon Insurance Group, Ltd. that may be sold by a selling stockholder from time to time on a delayed or continuous basis pursuant to Rule 415 under the Securities Act.

        This filing is being effected by direct transmission to the Commission's EDGAR System. On July 1, 2008, in anticipation of this filing, the Registrants caused the filing fee of $89,565.81 to be wire transferred to the Commission's account at the US Bank in St. Louis.

        This filing includes as an exhibit an opinion of Wilmer Cutler Pickering Hale and Dorr LLP. Wilmer Cutler Pickering Hale and Dorr LLP hereby confirms to the staff that the reference made in its opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109
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        Please contact the undersigned or Melanie Forbes Goins of this firm at (617) 526-6000 with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ Corey C. DuFresne

Corey C. DuFresne

cc:	Jane E. Freeman, Esq. OneBeacon Insurance Group, Ltd.
Melanie Forbes Goins, Esq. WilmerHale